EXHIBIT 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

TASMAN METALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED AUGUST 31, 2011

Background

This discussion and analysis of financial position and results of operation is prepared as at December 16, 2011 and should be read in conjunction with the audited annual consolidated financial statements for the years ended August 31, 2011 and 2010 of Tasman Metals Ltd. (“Tasman” or “the Company”).  Those consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting policies (“GAAP”).  Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars.  Additional information relevant to the Company’s activities, can be found on SEDAR at www.sedar.com .

Company Overview

The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007.  On October 22, 2009 the Company completed a statutory amalgamation with Lumex Capital Corp. and Ausex Capital Corp. and the surviving corporation continued under the name of Tasman Metals Ltd.  On November 3, 2009 the Company commenced trading on the TSXV under the symbol “TSM”.  On December 2, 2011 the Company commenced trading on the New York Stock Exchange AMEX market under the symbol “TAS”.

The Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and holds interests in iron ore properties in Scandinavia and is considered a development stage company.  As at August 31, 2011 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Corporate Update

On December 2, 2011 Tasman’s common shares were listed and commenced trading on the NYSE AMEX market under the symbol “TAS”.  The Company feels this will draw additional attention to the quality of its rare earth element exploration and development portfolio in Scandinavia.

On September 13, 2011 Mr. Gil Leathley was appointed a director of the Company.  Mr. Leathley has been employed in the international mining industry for over 50 years and retired in 2000 from the role of Senior VP & COO of Homestake Mining Company, an international gold mining company.  Since that time he has consulted for many mining companies.  He is a Qualified Mine Surveyor and Industrial Engineer and a life member of the CIM.  As a noted specialist in operational economics and company finances, he has also played a key leadership role in the evaluation of acquisitions and the integration with the various parent companies.

On September 6, 2011 the Company appointed Dr. Henning Holmström as Project Development Manager for the Norra Karr heavy rare earth and zirconium project in Sweden.  In this capacity, Dr. Holmström will be responsible for all the overall management of the Norra Karr project including overseeing the environmental and permitting process, and liaising with local government officials.

Dr. Holmström has over 16 years of experience in the mining sector, from the earliest stages of start-up operations to rehabilitation and mine water treatment projects.  Prior to joining Tasman, Dr. Holmström held a senior management position with the international consulting group Golder Associates as the Client Sector Leader of Mining in Scandinavia.  During his time at Golder Associates, Dr. Holmström was involved in numerous projects across Europe, consulting to companies including Boliden, LKAB, Gold Ore Resources, Avalon Minerals and Greenland Minerals and Energy.  Prior to joining Golder Associates, Dr. Holmström was employed at the Geological Survey of Sweden as a Geochemist and Project Manager.

On July 18, 2011 the Company appointed Mr Jim Powell as Vice President Corporate Development.  Mr. Powell has been involved in equity research for the past seven years with his most recent position as a Research Analyst, covering the rare earth element and strategic metals space at Laurentian Bank Securities.  Mr. Powell is a professional engineer registered in Ontario, Canada and a CFA charterholder.

Exploration Projects

As of the date of this MD&A the Company is the 100% owner of 178 claims and claim applications for strategic metals, including rare earth elements in Sweden, Finland and Norway, and the owner of various interests in seven iron ore exploration claims in the Kiruna district of Sweden.

REE Projects

Sweden

Tasman holds fourteen claims or claim applications in Sweden considered prospective for REEs.  Sweden is the home of REEs, many of which were first discovered in a quarry in the village of Ytterby, near Stockholm.  REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact florescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REEs to secure high-tech industry.

Norra Kärr

Norra Kärr is located in southern Sweden, 300km SW of Stockholm and lies in farming and forestry land, well serviced by power, road, water and a local skilled community.

Norra Kärr is a peralkaline nepheline syenite intrusion which covers 350m x 1100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  REE bearing minerals include eudialyte, catapleite, britholite and mosandrite.  The project shows geological similarity to REE/Zr/Niobium (Nb) mines of the Lovozero province (Russia) and advanced projects at Kipawa Lake (Ontario), Strange Lake (Quebec) and Dubbo (Australia).

Drilling by Tasman at Norra Kärr commenced in mid-December 2009 and was completed during May 2010, with a total of 26 holes drilled for a total of 3276 metres.  All 26 holes intersected nepheline syenite to the approximate 100m vertical drill depth and in addition confirmed the intrusion to be approximately 350m in width.  Numerous holes finished in mineralization.

Following the success of this drilling program, Tasman initiated metallurgical testing on material from Norra Kärr.  SGS Minerals Services of Canada are undertaking mineralogical characterization, concentrate preparation and hydrometallurgical testing on a 100 kg sample.  This metallurgical study is the first comprehensive work to be undertaken on the Norra Kärr project.  Mineralogical characterisation is focusing on identifying the presence and abundance of REE bearing minerals using QEMSCANTM and electron microprobe technology.  Metallurgical test work is underway to prepare an REE mineral concentrate using gravity, magnetic, electromagnetic and flotation procedures with a view to determining the most efficient and effective method for future processing.  The REE mineral concentrate will then be subjected to various hydrometallurgical techniques, to identify possible extraction methods.  SGS Minerals Services were chosen as the preferred research partner for this work due to their strong global reputation and extensive experience in REE processing, including recent work on projects with similar processing characteristics to Norra Kärr.

During November 2010, Tasman announced the first NI 43-101 compliant independent resource estimate for Norra Kärr, as prepared by Pincock Allen & Holt (“PAH”), who recommend that the deposit merits additional drilling, metallurgical research and economic investigation.  Mineral resources were modeled by PAH applying five different total rare earth oxide (TREO) cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Table

1).  At this cut-off, Norra Kärr hosts an Inferred Mineral Resource of 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide).  Table 2 illustrates the grade averages for all of the rare earth oxides at the various cut-offs.

Table 1: Inferred Resource Estimate for the Norra Kärr Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	ZrO2%	HfO2%	Tonnes of Contained TREO
0.6	16.2	0.66	52%	1.80	0.033	106,900
0.5	38.4	0.60	52%	1.75	0.034	230,400
0.4	60.5	0.54	53%	1.72	0.034	326,700	BASE CASE
0.3	77.9	0.50	54%	1.70	0.035	389,500
0.2	99.3	0.45	53%	1.60	0.034	446,800

Notes:

1	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Tasman is advancing its rare-earth metallurgical studies at SGS Lakefield (Canada) assisted by consulting metallurgist Les Heymann, with the aim of developing a cost-efficient and effective metallurgical flowsheet.

4
The mineral resource estimate was completed by Mr Geoffrey Reed, Senior Consulting Geologist of Minarco-Mineconsult (Australia), and is based on geological and geochemical data supplied by Tasman, audited by Mr Reed.  Mr Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators and has verified the data disclosed in this release.

5	The resource estimate has been classified as an Inferred Resource due to the wide-spaced sample data within the current deposit outline.
6
The resource estimate is based on:
-A database of 26 drill holes totalling 3,276m of diamond drilling completed by the Company since December 2009 where samples were composited on 2m lengths.  Assays were completed at ALS Chemex, with check sampling completed by ACME Laboratories Ltd.
-Specific gravity (SG) used the overall mean of 2.70 g/cc from 179 SG readings.
-Block model was estimated by inverse distance squared interpolation method on blocks 100m x 20m x 20m.
-Metallurgical test work at Norra Karr is in progress and no information was available at the time of this resource calculation.

The drill-defined Mineral Resource at Norra Kärr begins at surface and is open at depth.

As recommended by PAH, Tasman began a 3rd phase of drilling at Norra Kärr in January 2011 and was completed in June 2011.  Twenty-three new holes were completed and six existing drill holes were extended, for a total of 4,734m of drilling.  This phase of drilling infilled sections to a spacing of 100m to increase confidence in the inferred mineral resource, and provided additional sample for metallurgical testing.  The mineralized intrusion was intercepted to a maximum down hole depth of 298.8m in drill hole NKA11040, which ended in the intrusion at the limit of the available drill rods.  The maximum down hole depth prior to this drill program was 152.5m.  This Phase 3 program intersected REE-Zr mineralization with both increased grade and thickness.  The highlight is NKA11038 which intersected 241.3m of mineralization at an REE grade 26% higher than the grade of the base case of the current NI43-101 compliant inferred mineral resource.

Assay results reported from all drilling completed at Norra Karr to date are provided below:

HOLE_ID	HOLE_EOH	FROM	TO	LENGTH(M)		TREO (%)	HREO/TREO (%)	ZrO2 (%)

NKA00901	72.63	0.80	40.60	39.80	m @	0.34	56.20	1.36
NKA00902	134.70	0.50	113.60	113.10	m @	0.42	57.60	1.57
NKA00903	151.76	3.00	146.10	143.10	m @	0.47	49.50	1.38
NKA00904		2.50	151.80	149.30	m @	0.61	45.80	1.69
NKA09004D	232.10	151.80	208.80	57.00	m @	0.40	60.40	1.60
NKA00905		8.45	152.10	149.30	m @	0.65	55.70	2.10
NKA09005D	251.50	152.10	251.50	99.40	m @	0.56	54.00	1.81
NKA00906		75.50	150.40	74.90	m @	0.48	60.40	1.82
NKA09006D	300.90	150.40	300.90	150.50	m @	0.60	59.60	2.16
NKA00907	149.64	42.40	102.00	56.90	m @	0.35	64.60	1.94
NKA00908	149.11	3.10	22.40	19.00	m @	0.29	63.70	1.80
		28.40	52.90	25.00	m @	0.33	63.20	1.81

HOLE_ID	HOLE_EOH	FROM	TO	LENGTH(M)	TREO (%)	HREO/TREO (%)	ZrO2 (%)
		64.50	98.60	34.00	m @	0.26	65.00	1.42
		113.00	139.70	27.00	m @	0.28	61.30	1.17
NKA00909	95.05	22.40	44.70	22.00	m @	0.25	63.60	1.27
NKA00910	102.90	4.40	66.50	62.10	m @	0.81	56.00	1.72
NKA10011	152.68	11.80	19.50	7.70	m @	0.66	51.80	1.51
		28.20	132.90	104.70	m @	0.67	58.70	2.07
NKA10012	152.50	43.60	88.80	45.20	m @	0.44	60.80	1.72
		103.50	121.70	18.20	m @	0.57	47.40	1.47
		129.10	152.50	23.40	m @	0.34	61.10	2.11
NKA10013	149.63	125.60	135.60	10.00	m @	0.31	48.60	0.88
NKA10014	106.20	2.60	106.20	103.60	m @	0.60	54.20	1.81
NKA10015	30.50	5.90	24.00	18.10	m @	0.67	54.10	1.56
NKA10016	149.70	2.30	21.90	19.40	m @	0.39	43.60	1.26
		52.40	149.70	97.30	m @	0.50	50.30	1.43
NKA10017	105.85	24.60	78.30	53.70	m @	0.44	52.30	1.36
NKA10018	40.95	2.70	28.30	25.60	m @	0.36	50.70	1.25
NKA10019		85.50	149.50	64.00	m @	0.47	63.60	2.32
NKA10019D	206.40	149.40	206.40	57.00	m @	0.37	63.90	2.59
NKA10020	149.38	31.20	149.40	118.10	m @	0.39	64.20	2.22
NKA10021	139.60	1.60	139.60	138.00	m @	0.44	62.30	2.03
NKA10022	125.10	0.60	86.00	85.40	m @	0.31	62.60	1.70
NKA10023	65.65	3.90	39.90	36.00	m @	0.30	62.20	1.51
NKA10024		2.90	51.30	48.40	m @	0.51	40.30	1.34
		116.40	140.90	24.50	m @	0.44	43.70	1.25
NKA10024D	259.10	175.70	259.10	83.50	m @	0.53	46.30	1.45
NKA10025	149.40	2.50	22.60	20.10	m @	0.25	63.30	1.18
		32.30	123.80	91.50	m @	0.53	44.60	1.41
NKA10026		81.90	149.50	67.60	m @	0.62	47.70	1.67
NKA10026D	290.10	149.60	290.10	140.50	m @	0.64	42.90	1.57
NKA10027	61.65	8.10	14.00	5.90	m @	0.24	62.40	1.11
		20.80	42.85	22.05	m @	0.41	48.70	0.87
NKA10028	95.20	6.45	35.00	28.60	m @	0.36	63.50	2.50
		50.60	63.70	15.00	m @	0.24	59.10	0.77
NKA10029	159.05	20.65	119.00	100.35	m @	0.25	63.80	1.22
NKA11030	201.80	70.90	106.70	35.80	m @	0.26	65.50	1.25
		123.40	178.20	54.80	m @	0.24	65.90	1.24
		181.10	188.90	7.80	m @	0.42	57.40	0.92
NKA11031	93.85	1.20	76.65	75.45	m @	0.53	48.40	1.38
NKA11032	172.90	4.15	165.00	160.85	m @	0.62	47.90	1.57
NKA11033	257.10	28.90	250.30	221.40	m @	0.63	47.90	1.60
NKA11034	131.40	15.50	52.30	36.80	m @	0.40	48.40	1.18
		82.30	113.20	26.90	m @	0.32	58.30	1.32
NKA11035	188.50	59.20	170.90	117.70	m @	0.44	47.50	1.27
NKA11036	152.10	1.40	152.10	150.70	m @	0.52	43.00	1.42
NKA11037	56.45	3.50	47.50	44.00	m @	0.32	61.40	1.54
NKA11038	296.55	55.30	296.60	241.30	m @	0.68	55.00	1.85
NKA11039	266.10	1.70	266.10	264.40	m @	0.55	47.00	1.71
NKA11040	298.80	75.00	298.80	223.80	m @	0.62	53.70	2.00
NKA11041	93.90	0.90	33.60	32.70	m @	0.39	60.20	1.98
		44.00	81.60	37.60	m @	0.33	60.40	1.33
NKA11042	150.50	0.00	126.00	126.00	m @	0.48	57.00	1.63
NKA11043	212.60	2.80	192.00	189.20	m @	0.55	56.40	1.82
NKA11044	224.50	29.40	224.50	195.10	m @	0.50	62.10	2.01
NKA11045	270.70	84.10	270.70	186.60	m @	0.51	61.40	2.18
NKA11046	141.05	12.10	63.00	50.90	m @	0.36	65.40	2.27
NKA11047	189.65	44.60	178.60	134.00	m @	0.27	65.30	1.74
NKA11048	233.10	145.90	233.10	87.20	m @	0.28	63.90	1.77
NKA11049	153.30	28.10	47.40	19.30	m @	0.34	40.40	1.00
		81.80	145.00	63.30	m @	0.40	49.00	1.27

TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3,
                Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;

HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;

Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Pincock Allen & Holt were engaged during the period to complete an updated NI 43-101 resource statement and a Preliminary Economic Assessment.  This work is well underway and anticipated to be delivered early in 2012.

The Company has engaged SGS Minerals Services of Canada to complete mineralogical characterization, concentrate preparation and hydrometallurgical testing on a 100kg sample of representative Norra Karr mineralization.

QEMSCANTM results confirm that the principal REE and zirconium bearing phases are zirconium silicates.  Eudialyte is most abundant zirconium silicate comprising 4.3% of the 100kg sample, whilst secondary is catapleiite comprising 2.5%.  Zircon and other REE phases are present in only trace amounts.  Other minerals in the sample are dominated by Na-Al silicates (36%), plus nepheline/microcline (31%) and clinopyroxene (24%).

Element deportment studies suggest greater than 95% of REE’s are contained within zirconosilicate minerals.  Microprobe analyses on 13 eudialyte grains indicated an average content of 5.0% TREO (total rare earth oxide) in this instance, analysis is for partial TREO only, comprised of Y2O3 + La2O3 + Ce2O3), 12.4% Zr2O and 0.75% Nb2O3.

The liberation and association characteristics of the zirconium silicates after crushing were examined.  Particle liberation describes the degree of separation of minerals-of-interest from other minerals, based on the 2 dimension mineral-of-interest area percent.  Perfect liberation therefore equals 100%.  Liberation analysis of the Norra Karr sample indicated that in crushed material where 80% passed -150 μm, 79% of zirconium silicates were well liberated (where ≥80% of the mineral-of-interest is separated from other minerals).  This is considered to be a high and encouraging degree of liberation.

The calculation of exposed surface area of the zirconium silicates after crushing indicates that a large portion of grains (up to 94% of the mass) had a surface exposure area greater than 50%.  This well exposed surface area suggests good potential for recovery, as the minerals of interest are well exposed for chemical attack and breakdown, the metallurgical effect of which must be tested with extensive research.

Significant advancements were made during the period in the metallurgical processing research being carried out by SGS Minerals Services (“SGS”).  This first stage of metallurgical test work has demonstrated that 90% of REE mineralization at Norra Karr is hosted by zirconosilicates that liberate effectively and have high surface area exposure, making them available for attack by acid, and greater than 90% of REE’s have been be recovered from the Norra Karr mineralization during leach testing, by applying a pre-leach at room temperature, followed by an acid roast and leach.

Three roast and leach tests have been performed to date by SGS on this representative sample without any pre-concentration process.  The roast and leach process has been applied to a pulverized sample of ore.  The third such test (NK3 below) was extremely successful, where a pre-leach at room temperature was followed by acid roast and leach, which successfully brought into solution in excess of 90% of all REE’s and Zr.  The table below provides a compilation of recovery for various leach tests performed on equivalent samples.

	La	Ce	Pr	Nd	Sm	Eu	Gd	Tb	Dy	Ho	Er	Tm	Yb	Lu	Sc	Y	Zr	Fe	Si
NK-1	58.3	56.6	56.4	56.2	51.4	49.0	48.3	46.5	46.0	43.4	44.3	43.3	43.1	42.7	37.3	47.0	61.4	8.5	1.0
NK-2	65.0	61.9	52.1	64.3	51.2	48.8	65.0	64.2	64.2	63.3	62.1	62.2	62.2	61.2	53.3	61.3	65.9	7.7	0.3
NK-3	96.7	95.4	97.1	97.1	96.4	95.9	95.4	94.4	93.5	92.7	92.8	92.3	92.1	91.4	74.4	92.9	91.1	3.7	3.5

NK-1:	crushed ore where 80% of the sample passed a 24.6 micron screen; combined with 600 kg/tonne of ore of sulphuric acid, roasted for 4 hours at 150 degrees C; 381 kg of acid were consumed;
NK-2:	crushed ore where 80% of the sample passed a 52.2 micron screen; combined with 2000 kg/tonne of ore of sulphuric acid, roasted for 4 hours at 150 degrees C; 394 kg of acid were consumed;
NK-3:
crushed ore where 80% of the sample passed a 52.2 micron screen; combined with leaching solution at room temperature.  This solution removed, then ore combined with 600 kg/tonne of ore of sulphuric acid, then roasted for 4 hours at 150 degrees C; 345 kg of acid were consumed;

Furthermore, environmental monitoring of the Norra Kärr site was initiated during the period, to provide information for future application for a Mining Lease.

Olserum

On October 13, 2011, Tasman announced the acquisition of a 100% interest in a new heavy rare earth element project in southern Sweden, located only 100km east of the Company’s flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Limited for a total consideration of 37,746 fully paid shares in Tasman.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim 1100 Ha in size, and a surrounding exploration claim application 7800 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey (“SGU”) in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium (“Y”) enriched outcrops associated with historic iron ore prospects was noted.  In 2003, the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered an REE mineralized zone 600m in length and up to 100m wide.  Drilling was performed on 40m spaced profiles with typically two holes on each profile. Drilling results included (see table 1 for all elements):

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)
OL0401	55.3	69.9	14.6	1.38	37.8
OL0403	86.3	116.5	30.2	0.55	37.7
OL0510	102.8	121.3	18.5	1.02	34.5
OL0511	30.3	64.5	34.2	0.86	15.7
OL0513	112.9	146.9	34.0	0.81	37.6
OL0513	173.9	264.1	90.2	0.63	29.0
OL0516	56.4	66.4	10.0	1.07	45.6
OL0521	126.9	137.9	11.0	0.91	32.1

TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineralization occurs as two sub parallel zones, trending approximately east-west and dipping steeply to the north, with lower grade intervening material.  These mineralized zones have been intersected over a 600m strike, and remain open at depth and to the east.  Rare earth element bearing minerals identified at Olserum include xenotime, apatite, monazite and minor allanite.  Host rock to mineralization is a biotite and amphibole bearing foliated felsic porphyry, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

In 2005, IGE conducted an initial metallurgical test on a representative composite sample of drill core material.  The test showed that a simple combination of gravimetric and magnetic separation produced a mineral concentrate containing 14% rare earth oxide, recovering 60% of the REE’s.  This result is considered very promising for a preliminary non-optimized test on a heavy REE project.

Tasman believes that an NI43-101 compliant resource can be established for Olserum with only limited further drilling.  All drill core is accessible for re-sampling, and assays were completed by the ME-MS81 technique at ALS Chemex and are considered high quality. Original assay sheets are available.  Tasman will implement a follow up drill program in order to have sufficient data for resource calculation.  Tasman’s claim holding surrounding the drilled area at Olserum has been the subject of very limited exploration for REE’s, and additional prospect areas have already been identified.

Finland

In Finland, Tasman has a total of 153 claim reservation applications and/or claim applications.

Korsnäs

As announced on February 3, 2010, the 100% owned claim applications cover and surround the historic Korsnäs mine.  The Korsnäs REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

Korsnäs was first identified in 1950 through the discovery of Pb sulphide-bearing glacial boulders.  In the 1950s, the Geological Survey of Finland followed up the mineralized boulders with various geochemical and geophysical methods and diamond drilling which led to the discovery of the REE-Pb deposit in 1955.  Between 1959 and 1972, Outokumpu Oy produced a total of 0.87 million tonnes of ore at a grade of 3.6% Pb and 0.83% REEs.  This production estimate is based on a report titled “Outokumpu Oy:n Korsnäsin ja Petolahden kaivosten vaiheita” by Reino Himmi in 1975.

REE-Pb mineralization occurs within a north-south trending skarn zone comprised of coarse-grained calcite, feldspar, diopside, apatite, galena, scapolite, fluorite and barite hosted by a regional mica gneiss.  The mined and drill defined ore body is approximately 20m thick, is known to trend over a strike length of greater than 300m, and extends from surface to a vertical depth of 175m.  Ore resources remaining at the conclusion of mining have not yet been determined.  It remains unknown to what extent mineralization continues along strike and at depth from the mined out areas.

Apatite, monazite and allanite are the principal REE minerals present at Korsnäs, although the site is well known for numerous exotic rare earth element minerals.  Based on limited sampling of rare earth element bearing minerals by Papunen et al. 1986 (Suomen malmigeologia), Ce, La and Nd comprise 80 - 90 % of the REEs present, the balance consisting principally of Pr and Sm.

Otanmäki

On September 14, 2010, Tasman announced it had increased its claim holding at Otanmäki, such that the Otanmäki project now totals 10,954 hectares in size.  This change in claim holding included the application for claims is some areas where tenure had previously been secured by Tasman’s claim reservations.  The Otanmäki project lies in a historic mining district 450 km north of the capital Helsinki, with excellent infrastructure including railway access within 2 km of the claim boundary.

The Otanmäki project secures for Tasman two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the Geological Survey of Finland (GTK).  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  Tasman has access to all previous publically available exploration data and drill core from GTK and Rautaruukki Oy.

Katajakangas is comprised of a number of REE mineralized horizons, the most persistent being up to 1.4 metres in thickness, and drill tested over a strike length of more than 850 metres.  The REE zone remains open along strike and at depth.  REE’s at Katajakangas are present as fergusonite, allanite and lesser columbite within a metasomatic altered interval of quartz-feldspar schist.

In 1985, Rautaruukki Oy reported a resource estimate at Katajakangas of 0.46 million tonnes at 2.71% TREO 0.76% Nb2O5, and 1.13 ZrO2 (TREO = total rare earth oxide; see table 1 for a complete list contributing of rare earth oxides). The resource estimates are based on 14 diamond drill holes, drilled in 7 profiles 850 metres along strike and has been calculated to a vertical depth of 150 metres.  The resource estimate is based on a report titled “Katajakangas geologinen malmiarvio” by Rauno Hugg in 1985 of Rautaruukki Oy.  Data is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards.  Tasman has not completed sufficient exploration to verify the estimates and is not treating them as National Instrument defined resources or reserves verified by a Qualified Person, and the historical estimate should not be relied upon.

Better drill intersections include:

R-14:  1.40m @ 2.95% TREO, 0.87% Nb2O5, 1.28% ZrO2 from 57.4m
R-19:  0.60m @ 3.60% TREO, 1.01% Nb2O5, 0.98% ZrO2 from 79.0m
R-20:  0.80m @ 2.93% TREO, 0.86% Nb2O5, 1.01% ZrO2 from 121.6m

Kontioaho is situated 1.3km to the north-northeast of Katajakangas, where REE mineralization has been discovered within a 7-12 metre wide northwest trending alteration zone comprised of quartz, microcline, plagioclase, zircon and magnetite hosted within a quartz-feldspar schist.  The mineralized horizon shows up as a strong northwest-southeast trending ground magnetic anomaly that extends for more than 400 metres.  The principal REE minerals at Kontioaho are allanite, fergusonite and xenotime.

Better drill intersections included:

R-9:  6.90m @ 0.65% TREO, 0.10% Nb2O5, 3.39% ZrO2 from 3.4m
R-4:  12.00m @ 0.51% TREO, 0.09% Nb2O5, 2.45% ZrO2 from 79.8m
R-3:  11.30m @ 0.64% TREO, 0.15% Nb2O5, 2.33% ZrO2 , from 188.2m

During a compilation and review of historic data, numerous mineralized boulder trains were identified at Otanmäki, the interpreted bedrock sources of which are now are secured within the expanded claim and claim reservation area.  Data from 44 mineralized boulders, sampled by previous claim holder Rautaruukki Oy between 1982 and 1985 gave the results provided in the table below.  Note that only 6 of the 16 REEs were assayed by Rautaruukki Oy, including only 2 of the higher value heavy REEs (Eu2O3 and Y2O3).

	La2O3 ppm	Pr2O3 ppm	Nd2O3 ppm	Sm2O3 ppm	Eu2O3 ppm	Y2O3 ppm	ZrO2%	Nb2O5 ppm	Ta2O5 ppm	Hf ppm
Maximum	7,546	2,047	7,312	1,461	221	4,889	2.97	16,730	659	1,120
Minimum	1,591	479	1,591	290	12	1,539	0.87	2,517	183	310
Average	4,653	1,305	4,450	885	78	3,329	1.48	9,078	421	530

To facilitate exploration at Otanmäki, on October 5, 2010 the Company announced the completion of a 1300 line km airborne magnetic and radiometric survey.  The survey was conducted by Precision GeoSurveys Inc. of Vancouver, Canada, with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

The Company completed a drilling program at Otanmäki during the period, with 12 holes drilled to identify extensions to known mineralization and test new areas of anomalism identified by the airborne radiometric and magnetic survey.

Norway

In Norway, Tasman has been granted seven claims covering 208 hectares considered prospective for REEs.  No significant work has been completed.

Iron Projects

As previously described, Tasman has completed two transactions with public companies covering the joint venture or sale of the Company’s iron ore projects.  Tasman is not the operator of either joint venture.

Qualified Person

The qualified person for Tasman’s projects, Mr. Mark Saxon, the Company’s President and Chief Executive Officer, a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this document.

Selected Financial Data

The following selected consolidated financial information is derived from the audited consolidated financial statements and notes thereto.  The information has been prepared in accordance with Canadian GAAP.

	For the Years Ended August 31,
	2011 $	2010 $	2009 $
Operations:
Revenues	Nil	Nil	Nil
Mineral exploration costs	(1,570,435)	(654,521)	(11,588)
Expenses	(5,951,268)	(1,007,189)	(41,561)
Other items	771,665	108,558	743
Net loss before income tax	(6,750,038)	(1,553,152)	(52,406)
Future income tax recovery	27,746	Nil	Nil
Net loss	(6,722,292)	(1,553,152)	(52,406)
Other comprehensive (loss) gain	176,496	(7,922)	Nil
Comprehensive loss	(6,545,796)	(1,561,074)	(52,406)
Basic and diluted loss per share	(0.12)	(0.04)	(0.00)
Dividends per share	Nil	Nil	Nil
Balance Sheet:
Working capital (deficiency)	14,961,243	4,551,360	(130,022)
Total assets	15,885,988	4,830,489	55,986
Total long-term liabilities	Nil	Nil	Nil
Accumulated other comprehensive gain (loss)	168,574	(7,922)	-

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

	Fiscal 2011				Fiscal 2010
Three Months Ended	Aug. 31, 2011 $	May 31, 2011 $	Feb. 28, 2011 $	Nov. 30, 2010 $	Aug. 31, 2010 $	May 31, 2010 $	Feb. 28, 2010 $	Nov. 30, 2009 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mineral exploration costs	(344,519)	(722,691)	(331,771)	(171,454)	(149,432)	(254,316)	(230,653)	(20,120)
Expenses	(1,224,838)	(470,246)	(3,925,892)	(330,292)	(213,431)	(233,611)	(181,279)	(378,868)
Other items	37,485	585,031	32,899	116,250	4,887	98,459	4,571	641
Net loss before income tax	(1,531,872)	(607,906)	(4,224,764)	(385,496)	(357,976)	(389,468)	(407,361)	(398,347)
Future income tax (expense) recovery	(122,723)	(644)	111,246	39,867	Nil	Nil	Nil	Nil
Net income (loss)	(1,654,595)	(608,550)	(4,113,518)	(345,629)	(357,976)	(389,468)	(407,361)	(398,347)
Other comprehensive (loss) gain	(780,653)	(4,096)	707,645	253,600	413	(8,335)	Nil	Nil
Comprehensive loss	(2,435,248)	(612,646)	(3,405,873)	(92,029)	(357,563)	(397,803)	(407,361)	(398,347)
Basic and diluted loss per share	(0.02)	(0.01)	(0.08)	(0.01)	(0.00)	(0.01)	(0.01)	(0.02)
Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

	Fiscal 2011				Fiscal 2010
Three Months Ended	Aug. 31, 2011 $	May 31, 2011 $	Feb. 28, 2011 $	Nov. 30, 2010 $	Aug. 31, 2010 $	May 31, 2010 $	Feb. 28, 2010 $	Nov. 30, 2010 $
Balance Sheet:
Working capital (deficit)	14,961,243	15,723,620	15,123,141	14,966,747	4,551,360	4,753,041	1,975,645	2,364,653
Total assets	15,885,988	16,844,641	16,626,537	15,678,227	4,830,489	4,956,469	2,174,958	2,485,823
Total long term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

Three Months Ended August 31, 2011 Compared to the Three Months ended August 31, 2010

During the three months ended August 31, 2011 (the “2011 Quarter”) the Company reported a net loss of $1,654,595 ($0.02 per share), compared to a net loss of $357,976 ($0.00 per share) for the three months ended August 31, 2010 (the “2010 Quarter”), an increase in loss of $1,296,619.  The increase in loss during the 2011 Quarter was attributed primarily to the recognition of stock-based compensation of $752,838 in the 2011 Quarter compared to $14,000 in the 2010 Quarter.  The Company also incurred higher levels of exploration and general corporate activities in the 2011 Quarter compared to the 2010 Quarter.

Year Ended August 31, 2011 Compared to the Year Ended to August 31, 2010

As the Company is in the exploration stage of investigating and evaluating its unproven mineral interests, it has no revenue.

During the year ended August 31, 2011 (“fiscal 2011”), the Company incurred a loss of $6,722,292 ($0.12 per share), an increase in loss of $5,169,140, compared to a loss of $1,553,152 ($0.04 per share) for the year ended August 31, 2010 (“fiscal 2010”).

During fiscal 2011 the Company incurred $56,370 (2010 - $28,811) on acquisition costs on its unproven mineral interests, which have been capitalized, and $1,570,435 (2010 - $654,521) for exploration activities on the mineral interests which are expensed as period costs.  The increase in exploration costs was due to higher levels of exploration conducted in fiscal 2011.  Exploration activities conducted during fiscal 2011 focused on drilling programs conducted on the Norra Karr project in Sweden and the Otanmaki project in Finland.  See “Exploration Projects”.

During fiscal 2010 the Company entered into an option agreement on certain of its iron ore claims with Scandinavian Resources Limited (“Scandinavian”) under which it received 588,225 common shares of Scandinavian, at an ascribed value of $86,116, and $28,705 cash.  In fiscal 2011 the Company received a further 294,118 common shares of Scandinavian, at an ascribed value of $49,708, $16,570 cash and $10,880 reimbursement of costs.  During fiscal 2011 the Company recorded a net comprehensive gain of $176,496 for unrealized gains on the Company’s holdings in common shares of Scandinavian.  As at August 31, 2011, the carrying value of the remaining 882,353 common shares of Scandinavian (based on quoted market values) was $332,144.

During fiscal 2011 the Company completed the sale of the Company’s remaining iron ore exploration licenses to Beowulf Mining PLC (“Beowulf”) and received 691,921 common shares of Beowulf at an ascribed value of $40,000.  The Company subsequently sold the Beowulf common shares for $605,978 resulting in a realized gain of $565,978.

General and administrative expenses increased by $4,944,079 from $1,007,189 during fiscal 2010 to $5,951,268 during fiscal 2011.  The primary factor for this increase was the recognition of stock-based compensation of $4,437,538 in fiscal 2011 compared to $340,750 in fiscal 2010 from the granting and vesting of stock options.  The Company also experienced increased levels of corporate and administrative activities in fiscal 2011.  Specific general and administrative expenses of note during fiscal 2011 are as follows:

•	$85,175 (2010 - $58,850) for accounting, administration and rent charged by a private corporation controlled by a director of the Company;

•
general exploration costs of $113,780 (2010 - $54,893) relating to ongoing costs of the Company’s exploration office in Sweden and general exploration and property due diligence in Sweden, Finland and Norway.

•
$177,338 for travel expenses (2010 - $66,798), primarily for ongoing travel by Company personnel to oversee the Company’s ongoing property exploration programs, negotiate corporate financing activities and attend international investment conferences;

•	legal fees of $86,530 (2010 - $32,419). During fiscal 2011 legal fees were primarily for services relating to the listing on the NYSE, AMEX exchange;
•
the Company has retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During fiscal 2011, the Company paid Mining Interactive $41,500 (2010 - $35,500);

•
paid $221,770 (2010 - $93,719) for professional services.  The Company reimbursed $8,250 (2010 - $6,200) to Tumi Resources Limited, a public company with common directors, for shared administration and other costs and $95,912 (2010 - $31,400) for professional services to directors and officers of the Company.  During fiscal 2011 the Company also paid $45,000 to a consultant for financial consulting;

•	$158,250 (2010 - $97,500) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, the Company’s President and CEO;
•	audit fees of $67,903 (2010 - $46,913) for the year-end audit. The fluctuation between fiscal 2011 and fiscal 2010 was primarily due to increased operations and complexity of the audit;
•	salaries and benefits of $116,028 (2010 - $nil) for employees in the exploration office in Sweden;
•	during fiscal 2010 the Company incurred a corporate finance fee of $20,000 with respect to the Company’s amalgamation with Ausex Capital Corp. and Lumex Capital Corp. in October 2009; and
•
corporate development increased by $212,412, from $56,226 during fiscal 2010 to $268,638 during fiscal 2011.  The increase in fiscal 2011 reflected the additional corporate and investor programs initiated by the Company.

During fiscal 2011 the Company completed a non-brokered private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  The Company also received a total of $5,644,515 from the exercise of warrants, stock options and compensation options.

Interest income generated in fiscal 2011 was $135,783, an increase of $117,833 from $17,950 earned in fiscal 2010.  The increase in interest income was due solely to the higher levels of funds held b the Company throughout fiscal 2011 compared to fiscal 2010.  The Company only holds its cash and cash equivalents and short-term investments in chequing accounts, savings accounts or guaranteed investment certificates (“GICs”) issued by major Canadian financial institutions.  In addition the GICs are redeemable within 30 days from the date of purchase.

Financial Condition / Capital Resources

As at August 31, 2011, the Company had working capital of $14,961,243.  The Company believes that it currently has sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  However, exploration activities may change due to ongoing results and recommendations, or the Company may acquire additional properties, which may entail significant funding or exploration commitments.  In the event that the occasion arises, the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financing should the need arise.

Contractual Commitments

The Company has no contractual commitments.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.  Significant areas requiring the use of management estimates relate to the assessment of recoverability and impairment of amounts capitalized as resource interests, determination of environmental obligations, depreciation of capital assets, determination of the fair value of stock options and financial instruments and the estimation of future income tax asset valuation allowances.  Actual results could differ from these estimates.

Changes in Accounting Principles

Future Accounting Policies

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009:  Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.

Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3, Business Combinations.  The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

The Company does not believe that the adoption of these accounting standards will have a material impact on its consolidated financial statements.

International Financial Reporting Standards

In January 2006, the Canadian Accounting Standards Board adopted a strategic plan, which includes the decision to move financial reporting for Canadian publicly accountable enterprises to a single set of globally accepted high-quality standards, namely, International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  The effective implementation date of the conversion from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is September 1, 2011, with an effective transition date of September 1, 2010 for financial statements prepared on a comparative basis.

Based on the review undertaken, the Company believes that IFRS will have limited impact on its current financial position.  At the same time, IFRS will likely require more extensive disclosure and analysis of balances and transactions in the notes to the financial statements.  The specific accounting areas the Company has focused its analysis on are outlined below together with the more salient issues under each area.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and Preliminary Conclusions
Resource Interests	Exploration, evaluation and development costs are expensed when incurred.	IFRS has limited guidance with respect to these costs and currently allows exploration and evaluation costs to be either capitalized or expensed.	The existing accounting policy is likely to be maintained.

Key Area	Canadian GAAP (as currently applied)	IFRS	Analysis and Preliminary Conclusions
Asset Retirement Obligations	Canadian GAAP limits the definition of ARO’s to legal obligations.	IFRS defines ARO’s as legal or constructive obligations.	The broadening of this definition is unlikely to cause a significant change in current estimates.

ARO is calculated using a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions. The original liability is not adjusted for changes in current discount rates.

ARO is calculated using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability) and is revised every reporting period to reflect changes in assumptions or discount rates.
The change in calculation of ARO and the discounting process will likely generate some changes in the value of ARO on transition.
Impairment of Long Lived Assets	Impairment tests of its long-term assets are considered annually based on indications of impairment.	Impairment tests of “cash generating units” are considered annually in the presence of indications of impairment.	Assets will continue to be grouped under the Company’s various mining operations. Currently, there are no indications of impairment and, therefore, no impairment test has been performed.
	Impairment tests are generally done on the basis of undiscounted future cash flows.	Impairment tests are generally carried out using the discounted future cash flow.	Impairment tests using discounted values could generate a greater likelihood of write downs in the future.
	Write-downs to net realizable values under an impairment test are permanent changes in the carrying value of assets.	Write downs to net realizable values under an impairment test can be reversed if the conditions of impairment cease to exist.	Potential significant volatility in earnings could arise as a result of the difference in the treatment of write-downs.
Stock-Based Compensation	Stock-based compensation is determined using fair value models (e.g. Black-Scholes) for equity-settled awards and the intrinsic model for cash-settled awards.	Stock-based compensation is determined using fair value models for all awards. However, upon settlement, cash-settled awards are adjusted to the value actually realized (intrinsic model).
The determination of the value of stock-based compensation for share appreciation rights and deferred share units, both cash-settled awards, will change and likely be more volatile under a Black-Scholes model until the awards are settled.

Income Taxes
There is no exemption from recognizing a deferred income tax for the initial recognition of an asset or liability in a transaction that is not a business combination.  The carrying amount of the asset or liability acquired is adjusted for the amount of the deferred income tax recognized.

A deferred income tax is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit.
The Company does not expect the difference in recognition of deferred income tax to have any significant change in the future.
	All deferred income tax assets are recognized to the extent that it is “more likely than not” that the deferred income tax assets will be realized recognized.	A deferred tax asset is recognized if it is “probable” that it will be realized.	“Probable” in this context is not defined and does not necessarily mean “more likely than not”. The Company is in the final stages of quantifying the impact of this difference.

The above comments should not be considered as a complete list of changes that will result from the transition to IFRS as the Company’s analysis is still in progress and no final determinations have been made where choices of accounting policies are available.  In addition, the accounting bodies responsible for issuing Canadian and IFRS accounting standards have significant ongoing projects that could impact the Company’s financial statements as at August 31, 2011 and in subsequent years, including projects regarding income taxes, financial instruments and joint venture accounting.  In addition, there is an extractive industries project currently underway that will lead to more definitive guidance on the accounting for exploration and evaluation expenditures, but this is still in the discussion paper stage and may not be completed for some time.  The Company is continuing to monitor the development of these projects and will assess their impact in the course of its transition process to IFRS.

Transactions with Related Parties

During fiscal 2011 the Company:

i)	incurred $181,087 (2010 - $90,250) for accounting, administration, professional fees and rent provided by certain directors of the Company or private corporations owned by the directors;
ii)	incurred $158,250 (2010 - $97,500) for management fees provided by a private corporation owned by an officer of the Company; and
iii)	incurred $8,250 (2010 - $6,200) for shared administration costs with Tumi Resources Limited (“Tumi”), a public company with common directors and officer.

As at August 31, 2011, $27,398 (2010 - $20,800) was included in accounts payable and accrued liabilities.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Risks and Uncertainties

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Before production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals can be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company’s material mineral properties are located in Scandinavia and consequently the Company is subject to certain risks, including currency fluctuations which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by governmental regulations relating to the mining industry.

Investor Relations Activities

The Company maintains a website at www.tasmanmetals.com .  The Company retains Mining Interactive Corp. to provide market awareness and investor relations activities.  The Company pays $3,500 per month for such services.  The arrangement may be cancelled by either party on 15 days notice.  During fiscal 2011 the Company paid $41,500 (2010 - $35,500).

Outstanding Share Data

The Company’s authorized share capital is unlimited common shares without par value.  As at December 16, 2011, there were 58,643,035 outstanding common shares, 3,576,172 stock options outstanding with exercise prices ranging from $0.10 to $4.22 per common share and 3,035,882 warrants outstanding with exercise prices ranging from $0.40 to $1.85 per common share.

Form 52-109FV1

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Mark Saxon, Chief Executive Officer of Tasman Metals Ltd, certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together the “annual filings”) of Tasman Metals Ltd. (the “issuer”) for the financial year ended August 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  December 16, 2011

“Mark Saxon”
Mark Saxon
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)        controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)       a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1

CERTIFICATION OF ANNUAL FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Nick DeMare, Chief Financial Officer of Tasman Metals Ltd., certify the following:

1.
Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together the “annual filings”) of Tasman Metals Ltd. (the “issuer”) for the financial year ended August 31, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date:  December 16, 2011

“Nick DeMare”
Nick DeMare
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)        controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)       a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.